Exhibit (b)(2)
[LETTERHEAD OF BANK B]
Smith International, Inc.
17740 Hardy Street (77032)
P.O. Box 60068
Houston, TX 77205-0068
Attn:  Margaret Dorman
           Chief Financial Officer
New York, 07/03/2008
USD 2 Billion Credit Facility for Smith International, Inc
Reference is made to our discussions about a potential USD 2 Billion Credit Facility for Smith International, Inc. to partially fund the recently announced acquisition of W-H Energy.
We are pleased to confirm that [Bank B] is willing to commit up to USD 400,000,000 of this Credit Facility based on the summary terms and conditions attached.
Please note that this commitment is subject to satisfactory documentation. Further, unless extended by the Bank in writing, this commitment will expire on August 31, 2008, consistent with the Availability paragraph as defined in the Term Sheet.
We look forward to continue working with you on this very important transaction.
Please contact [contact information redacted] if should have any questions or need any clarification.
Yours sincerely,
[Signature Pages Redacted]

Confidential Indicative Terms & Conditions
Smith International, Inc.
$1.0 Billion Senior Unsecured Term Loan Facility
$1.0 Billion Senior Unsecured Bridge Loan Facility
Summary of Terms and Conditions

I.	General

	Borrower:	Smith International, Inc., a Delaware corporation (“Borrower”).

	Purpose:	Proceeds shall be used to (i) fund the cash consideration payable to W-H Energy shareholders in connection with the exchange offer (“Transaction”), (ii) repay amounts outstanding under the W-H Energy revolving credit facility, (iii) pay fees and expenses incurred in connection with the Transaction and (iv) other general corporate purposes.

II.	Term Loan Facility

	Type and Amount of Facility:	USD$1.0 Billion Senior Unsecured Term Loan Facility (“Term Loan”)

	Maturity:	June 30, 2012

	Availability:	Amounts provided under the Term Loan available on July 25, 2008 with a Closing Date no later than August 31, 2008.

	Repayment:	Payable in eight (8) semi-annual payments of $125.0 million each June 30 and December 31 commencing on December 31, 2008 with the final payment due on June 30, 2012.

	Interest Rates:	Term Loan will bear interest at either a (i) Base Rate or (ii) LIBOR plus an applicable margin of 70.0 basis points based on the Borrower’s current credit rating.

III.	Bridge Loan Facility

	Type and Amount of Facility:	USD$1.0 Billion Senior Unsecured Bridge Loan Facility (“Bridge Loan”)

	Maturity:	364-days from Closing

Confidential Indicative Terms & Conditions

	Availability:	Amounts provided under the Bridge Loan available on July 25, 2008 with a Closing Date no later than August 31, 2008.

	Repayment:	Upon the earlier of (i) receipt of proceeds from a debt capital markets transaction or (ii) Maturity.

	Fees:	In the event the Bridge Loan remains outstanding on January 1, 2009, Borrower will pay Lenders a fee of 35.0 basis points on any balances outstanding.

	Interest Rates:	Bridge Loan will bear interest at either a (i) Base Rate or (ii) LIBOR plus an applicable margin of 70.0 basis points based on the Borrower’s current credit rating.

IV.	Certain Documentation Matters

The Credit Documentation shall contain representations, warranties, covenants and events of default and cross default customary for financings of this type and other terms deemed appropriate by the Lenders, including, without limitation:

	Financial, Affirmative and Negative Covenants:	Consistent with the terms and conditions as set forth in the Borrower’s current Revolving Credit Facility.

	Events of Default:	Consistent with the terms and conditions as set forth in the Borrower’s current Revolving Credit Facility.

SMITH	2	July 2, 2008